                                                                 Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                           (Dollars in Millions)
                                (Unaudited)



                                    Nine Months
                                       Ended            Year Ended December 31,
                                      9/30/00    1999     1998    1997    1996     1995

Earnings available for fixed charges
 Net income before cumulative
  effect of accounting changes         $  919   $1,024   $  703   $105   $  584   $  520
 Less:
   Undistributed earnings and
    losses of less than 50% owned
    affiliates                            (29)     (12)     (44)   (89)     (39)     (14)
   Capitalized interest of
    nonregulated companies                (34)     (61)     (66)   (16)     (10)      (8)
 Add:
   Fixed charges(a)                       866      948      809    674      454      436
   Minority interests                     109      135       77     80       75       27
   Income tax expense                     244      137      204    (65)     297      310
     Total                             $2,075   $2,171   $1,683   $689   $1,361   $1,271

Fixed Charges
 Interest expense(a)                   $  833   $  900   $  760   $624   $  404   $  386
 Rental expense representative
  of interest factor                       33       48       49     50       50       50
     Total                             $  866   $  948   $  809   $674   $  454   $  436

Ratio of earnings to fixed charges       2.40     2.29     2.08   1.02     3.00     2.92

(a) Amounts exclude costs incurred on sales of accounts receivables.